                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Shares, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   510918 10 0
                      (CUSIP Number of Class of Securities)

                 Dr. Kurt J. Kinzius   and        Marco De Benedetti
                    Mannesmann AG                   Olivetti S.p.A.
                  Mannesmannufer 2                Via Lorenteggio 257
              40213 Dusseldorf, Germany           20152 Milan, Italy
             Telephone: 49-711-990-2200        Telephone: 39-2-4836-6701

                                    Copy to :

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 24, 1999
             (Date of Event which Requires Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]




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                                  SCHEDULE 13D

-------------------------------------

CUSIP NO. 150918 10 0
------------------------------------- ------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only):

          Kensington Acquisition Sub, Inc.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group:    (a)      [  ]
                                                               (b)      [  ]


--------- ----------------------------------------------------------------------
3.        SEC Use Only

--------- ----------------------------------------------------------------------
4.        Source of Funds:  AF

--------- ----------------------------------------------------------------------
5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(e) or 2(f):  [  ]

--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization:

          Delaware

--------------------------- --------- ------------------------------------------

                            7.        Sole Voting Power:  12,079,305

                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  None
 Owned by Each Reporting    --------- ------------------------------------------
          Person
                            9.        Sole Dispositive Power:  12,079,305

                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  None
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned:

                                      12,079,305
--------------------------- --------- ------------------------------------------
12.       Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11):  67.9%

--------- ----------------------------------------------------------------------

14.       Type of Reporting Person:  CO
--------- ----------------------------------------------------------------------


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                                  SCHEDULE 13D

-------------------------------------

CUSIP NO. 150918 10 0
------------------------------------- ------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only):

          Olivetti S.p.A.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group:    (a)      [  ]
                                                               (b)      [  ]
--------- ----------------------------------------------------------------------
3.        SEC Use Only

--------- ----------------------------------------------------------------------
4.        Source of Funds:  WC

--------- ----------------------------------------------------------------------
5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(e) or 2(f):  [  ]

--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization:  Italy

--------- ----------------------------------------------------------------------
                            7.        Sole Voting Power:  None
                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  12,079,305
 Owned by Each Reporting    --------- ------------------------------------------
          Person
                            9.        Sole Dispositive Power:  None
                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  12,079,305
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned:
                                        12,079,305
--------------------------- --------- ------------------------------------------
12.       Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11):  67.9%

--------- ----------------------------------------------------------------------
14.       Type of Reporting Person:  CO

--------- ----------------------------------------------------------------------




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                                  SCHEDULE 13D

-------------------------------------

CUSIP NO. 150918 10 0
------------------------------------- ------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only):
          Mannesmann AG
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group:    (a)      [  ]
                                                               (b)      [  ]
--------- ----------------------------------------------------------------------
3.        SEC Use Only

--------- ----------------------------------------------------------------------
4.        Source of Funds:  WC

--------- ----------------------------------------------------------------------
5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(e) or 2(f):  [  ]

--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization:  Germany

--------- ----------------------------------------------------------------------

                            7.        Sole Voting Power:  None
                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  12,079,305
 Owned by Each Reporting    --------- ------------------------------------------
         Person
                            9.        Sole Dispositive Power:  None
                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  12,079,305
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned:
                                        12,079,305
--------------------------- --------- ------------------------------------------
12.       Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11):  67.9%

--------- ----------------------------------------------------------------------
14.       Type of Reporting Person:  CO

--------- ----------------------------------------------------------------------

         This  Amendment  No. 1 to  Schedule  13D  amends  and  supplements  the
Schedule 13D originally filed on February 12, 1999 (the "Schedule 13D") by Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser") relating to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase"), as amended by the supplement thereto dated January 19, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

         In connection with the foregoing, Purchaser, Olivetti and Mannesmann hereby amend and supplement the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

         Items 4(b) and (d) are hereby amended and supplemented by the addition of the following paragraph hereto:

         (b), (d) On February 24, 1999, Olivetti and Mannesmann entered into a share purchase agreement pursuant to which, among other things, Olivetti will sell to Mannesmann all of Olivetti's shares of capital stock of Purchaser, subject to the satisfaction of certain conditions. Upon consummation of this transaction, Mannesmann will own 100% of the capital stock of Purchaser. Pursuant to the agreement, Olivetti has undertaken to cause its appointed designees to resign from the Company's board of directors as of the closing date of the transactions contemplated by the agreement.





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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     March 3, 1999


                                  KENSINGTON ACQUISITION SUB, INC.



                                          By:      /s/ Marco De Benedetti
                                          Name:    Marco De Benedetti
                                          Title:   Co-President and Co-Secretary



                                          By:      /s/ Dr. Kurt J. Kinzius
                                          Name:    Dr. Kurt J. Kinzius
                                          Title:   Co-President and Co-Secretary


                                  OLIVETTI S.p.A.



                                          By:      /s/ Roberto Colaninno
                                          Name:    Roberto Colaninno
                                          Title:   Chief Executive Officer


                                  MANNESMANN AG



                                          By:      /s/ Dr. Goetz Mueller
                                          Name:    Dr. Goetz Mueller
                                          Title:   Executive Vice-President



                                          By:      /s/  Dr. Joachim Peters
                                          Name:    Dr. Joachim Peters
                                          Title: Counsel

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                                INDEX TO EXHIBITS

                                                                      Sequential
Exhibit No.         Description                                         Page No.
-----------         -----------                                         --------

99.1* Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated February 12, 1999 by and among Purchaser, Olivetti and Mannesmann.

-------------------
99.2* Agreement and Plan of Merger, dated as of December 11, 1998, by and between Purchaser and the Company.
-------------------
99.3* Stockholders Agreement, dated as of December 11, 1998, by and among Purchaser, the Company and certain stockholders of the Company.
-------------------
 99.4* Option Agreement, dated as of December 11, 1998, by and between Purchaser and the Company.


*  Previously filed.